Exhibit 99(a)(2)

                        Independent Accountants' Report

The Board of Directors
CitiFinancial Mortgage Company, Inc.:


We have examined management's assertion, included in the accompanying management's assertion, that CitiFinancial Mortgage Company, Inc. (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers, as of and for the year ended December 31, 2002. The portfolios covered by this assertion include Associates Home Equity Loan Asset Backed Certificates, Series 1998-1 and REMIC Pass-Through Certificates, Series 2002-1 (CitiFinancial Mortgage Securities Inc. as the issuer of the Series 2002-1). Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that CitiFinancial Mortgage Company, Inc. complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2002, is fairly stated, in all material aspects.



Dallas, Texas

March 27, 2003                                             (signed)  KPMG LLP